Exhibit 17

January 23, 2018

To the Board of Directors of
Innovative Food Holdings Inc.
28411 Race Track Road
Bonita Springs, FL 34135

Attn: Sam Klepfish, CEO

Dear Mr. Klepfish:

Please be advised that I hereby resign my position as a director of the Board of Directors of Innovative Food Holdings Inc., as well as any other positions I may hold with Innovative Food Holdings Inc.

Very truly yours,

Nathaniel Klein